Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

May 28, 2021

VIA EDGAR

Mr. Ronald E. Alper United States Securities and Exchange Commission Office of Real Estate and Construction 100 F Street, N.E. Washington, D.C. 20549

Re:	Registration Statement on Form S-11 (No. 333-256326) of Ashford Hospitality Trust, Inc.

Dear Mr. Alper:

On behalf of Ashford Hospitality Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11 be accelerated to June 1, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Gregory Patti of Cadwalader, Wickersham & Taft LLP at (212) 504-6780.

Very truly yours,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Robert G. Haiman
	Name:	Robert G. Haiman
	Title:	Executive Vice President, General Counsel & Secretary

cc: Gregory P. Patti, Cadwalader, Wickersham & Taft LLP